UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 12, 2010
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X        Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
ANGLOGOLD ASHANTI PROFIT MORE THAN DOUBLES ON
PRODUCTION GROWTH

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
12 August 2010
ANGLOGOLD ASHANTI PROFIT MORE THAN DOUBLES ON PRODUCTION GROWTH
(JOHANNESBURG) -- AngloGold Ashanti’s adjusted headline earnings more than doubled to
$129m after posting lower costs and a strong increase in production from its mines in South
Africa and the Americas.
“This is the kind of earnings growth we can generate when our operations start firing on all cylinders,’’ Chief Executive Officer Mark Cutifani said. “With that performance and a strong gold price as we continue to reduce the hedge book, medium to long-term cash generation potential is significant.”
Production was 1.13Moz at $617/oz in the three months to 30 June, compared with production the previous quarter of 1.08Moz at $619/oz, and guidance of 1.08Moz at $650/oz.
The performance was marred by fatal injuries to eight AngloGold Ashanti employees during the quarter. The company, which has reduced fatalities by 60% since 2007 and improved overall workplace safety by 40% since then, is implementing its new safety strategy this year as it aims to eliminate these incidents.
The South African operations delivered an outstanding performance with a 16% increase in production to 447,000oz and an 11% drop in costs to $560/oz. The Americas division posted another strong quarter with 7% growth in production to 221,000oz, cementing its position as
AngloGold Ashanti’s lowest cost region at $416/oz.
Adjusted headline earnings were $129 million, or 35 US cents a share in the second quarter, from $61 million, or 17 US cents a share the previous quarter.
The company continues its strategy of opportunistically reducing its hedge book, with hedge commitments declining by 330,000oz over the quarter resulting in a gold price received of 8.6%
below the spot price. This leaves outstanding commitments of 3.22Moz, which represents less than three quarters annual production at current rates.
Strong Organic Growth Outlook
AngloGold Ashanti has a target of adding about 1Moz to current production over the next five years from existing projects in the Americas, Australia and Continental Africa. The Americas
unit plans to increase annual output by more than 40% to 1.2Moz by 2014 from expansions in
Brazil, Argentina and the U.S. In Australia, where a decision to build the Tropicana mine is expected by year-end, production is set to grow to 700,000oz from current levels of around
390,000oz.

“Our large mineral resource base and the gold industry’s most successful exploration programme provide us with the projects to grow,” Cutifani said. “We’re not forced to make high-
priced acquisitions to secure our future.”
In Continental Africa, where the company has two projects in the Democratic Republic of
Congo, production is set to grow from 1.54Moz to about 1.8Moz by about 2014. This includes rising production from operating improvements at Geita in Tanzania.
Outlook
Third-quarter production is anticipated at 1.15Moz at a total cash cost of $645/oz. This accounts for annual wage increases and winter power-tariff adjustments in South Africa. Full-year guidance is maintained at 4.5Moz to 4.7Moz at a total cash cost of $590/oz to $615/oz.
ENDS
__________________________________________________________________________________________________________________
Contacts
Tel:
E-mail:
Alan Fine (Media) +27 (0) 11 637- 6383 / +27 (0) 83 250 0757 afine@anglogoldashanti.com
Sicelo Ntuli (Investors) +27 (0) 11 637-6339 / +27 (0) 71 608 0991 sntuli@anglogoldashanti.com
Stewart Bailey (Investors) +1 212 836 4303 / +27 (0) 82 330 9628 / +1 646 338 4337 sbailey@anglogoldashanti.com
Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, the resumption of production at AngloGold Ashanti’s mines in Ghana, the completion of announced mergers and acquisitions transactions, AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any litigation proceedings or environmental issues, contain certain forward-
looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2009, which was distributed to shareholders on 30 March 2010. The company’s annual report on Form 20-F, was filed with the Securities and Exchange Commission in the United States
on April 19, 2010 and as amended on May 18, 2010. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under the “Investors”
tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: August 12, 2010
By:
/s/ L Eatwell
Name: L EATWELL
Title:    Company Secretary